UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2011

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ___________

Commission file number 001-05571

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below: RadioShack Puerto Rico 1165(e) Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  RadioShack Corporation, 300 RadioShack Circle, Mail Stop CF5-327, Fort Worth, Texas 76102

RADIOSHACK PUERTO RICO 1165(e) PLAN
FINANCIAL STATEMENTS

At June 30, 2011 and June 30, 2010 and
For the Plan Year Ended June 30, 2011 and
For the Period Ended June 30, 2010

Supplemental Schedule at June 30, 2011

RADIOSHACK PUERTO RICO 1165(e) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
RadioShack Puerto Rico 1165(e) Plan

We have audited the accompanying statements of net assets available for benefits of the RadioShack Puerto Rico 1165(e) Plan as of June 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the year ended June 30, 2011 and for the period of November 1, 2009 through June 30, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RadioShack Puerto Rico 1165(e) Plan as of June 30, 2011 and 2010, and the changes in its net assets available for benefits for the year ended June 30, 2011 and for the period of November 1, 2009 through June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
December 12, 2011

RADIOSHACK PUERTO RICO 1165(e) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of June 30
	2011	2010
Assets
Investments at fair value
Investments in common and collective trust funds	$893,098	$864,589
Mutual funds	3,600,878	2,701,386
Common stock	800,131	1,115,757
Total investments	5,294,107	4,681,732

Receivables
Notes receivable from participants	745,588	734,465
Employer receivables	4,002	9,311
Total receivables	749,590	743,776

Non-interest bearing cash	0	24
Net assets available for benefits	$6,043,697	$5,425,532

The accompanying notes are an integral part of these financial statements.

RADIOSHACK PUERTO RICO 1165(e) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Plan Year Ended June 30, 2011 and
For the Period November 1, 2009 through June 30, 2010
	2011	2010
Investment income (loss):
Dividends	$56,603	$3,705
Net appreciation (depreciation) in fair value of assets	468,998	(140,297)
Total investment income (loss)	525,601	(136,592)

Participant loan interest	35,860	19,604

Contributions:
Participants	276,541	184,603
Employer	193,129	135,209
Total contributions	469,670	319,812

Deductions:
Benefits paid to participants	(398,656)	(163,011)
Administrative expenses	(14,310)	(7,139)
Total deductions	(412,966)	(170,150)

Transfer assets from RadioShack 401(k) Plan	0	5,392,858

Net increase in net assets available for benefits	618,165	5,425,532

Net assets available for benefits at beginning of period	5,425,532	0

Net assets available for benefits at end of period	$6,043,697	$5,425,532

The accompanying notes are an integral part of these financial statements.

RADIOSHACK PUERTO RICO 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the RadioShack Puerto Rico 1165(e) Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution employee benefit plan established for legal and administrative reasons effective November 1, 2009 covering eligible employees of RadioShack Corporation and its divisions and subsidiaries (the “Company” or “RadioShack”).  Eligible employees for this Plan are those who reside in Puerto Rico or who perform labor or services primarily within Puerto Rico.  The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 1081.01(d) (formerly Section 1165(e)) of the Puerto Rico Internal Revenue Code (the “Code”), as amended.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At June 30, 2011 and June 30, 2010, there were 148 and 149 employees of the Company participating in the Plan and 364 and 434 employees eligible to participate, respectively.  The Plan is fully participant directed, and available investments consist of RadioShack common stock, registered investment companies, common and collective trust funds, and money market funds.

Administration
The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.  The Company’s Board of Directors has appointed Banco Popular de Puerto Rico (“Banco Popular”) as the Plan’s trustee and Wells Fargo Bank, National Association (“Wells Fargo”) as the Plan’s custodian and recordkeeper.

Eligibility
In addition to being a resident of or performing services in Puerto Rico, an employee is eligible to participate in the Plan on the one year anniversary of the date employment with the Company began, provided, however, if he or she has not completed a year of service prior to the one year anniversary of the employment commencement date, he or she will not be eligible to participate in the Plan until they do so.  A “year of service” means a consecutive twelve month period during which he or she completes at least 1,000 hours of service with RadioShack.  An “hour of service” is each hour for which one is entitled to be paid by the Company (1) for the performance of duties, (2) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, or other similar reason, or (3) as back pay either awarded or agreed to by the Company.

Participant Contributions
Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 75%, in increments of 1%, of their annual compensation.  During the Plan year ended June 30, 2011, in accordance with the provisions of the Code, participants generally could not elect more than $10,000 in pre-tax contributions during the 2011 calendar year.  Participants who were age 50 and over in 2011 were permitted to contribute additional “catch-up” contributions of up to $1,000 during the calendar year.

Participants may direct their contributions into various investment options.  Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings on Plan investments until withdrawn from the Plan.
Distributions from another qualified plan can be transferred into the Plan.  During the Plan year ended June 30, 2011, and the period ended June 30, 2010, there were no rollovers from other qualified plans.

Company Contributions
All Company contributions are discretionary and may change or be suspended in future years.  Through June 30, 2011, the Company contributed an amount to each participant’s account maintained under the Plan equal to 100% of the participant’s contributions up to 4% of his or her annual compensation.  Company contributions are made directly to the Plan, are made in cash, and are invested in accordance with the Plan.

Participant Accounts
Each participant’s account is credited or debited with the participant’s contribution and allocations of (1) the Company’s discretionary matching contribution, and (2) Plan earnings or losses.  Allocations are based on the participant’s contribution or number of shares held, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Active participants own 100% of the balance in their Plan accounts, including their matching account.

Benefits Paid to Participants
Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods summarized as follows:
(a)	Single lump sum payment in cash;
(b)	Part cash and part securities;
(c)	If account balance exceeds $5,000, monthly installments not to exceed ten years; or
(d)	A direct rollover to an eligible retirement plan.

Forfeited Accounts
Forfeited amounts include unclaimed benefit payments as described in the Plan document.  Forfeitures are used to reduce employer contributions.  There were no forfeitures during the Plan year ending June 30, 2011 or during the period ended June 30, 2010.

Loans to Participants
The Plan may make a loan to a participant in an amount that is not less than $1,000 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account.  Participants may not have more than two loans outstanding at any one time, provided however, they may have more than two but not more than four loans outstanding if those loans were outstanding under the RadioShack 401(k) Plan on October 31, 2009.  Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings.  Loans are repaid through authorized payroll deductions.  The term of the loan must be at least six months (or multiples thereof) and may not exceed five years.  The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee.  The determination of these rates is typically based upon the Prime Rate plus one percent (1%) as published in the Wall Street Journal on the first business day of each month.  However, the Administrative Committee may, from time to time in its discretion, utilize other standards to set interest rates and change the rates for loans.  For the Plan year ended June 30, 2011 and for the period ended June 30, 2010, interest rates on participant loans ranged from 4.25% to 9.25% and 4.25% to 9.50%, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end.  Common stock is valued at its closing market price.  Common and collective trust funds are valued based on the NAV of the underlying investments.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Financial Accounting Standards Board (“FASB”) ASC No. 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  The framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority, Level 1, is given to unadjusted quoted prices in active markets for identical assets or liabilities.  The lowest priority, Level 3, is assigned to unobservable inputs.  The three levels are described as follows:

Level 1. Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.  Level 1 assets within the Plan are valued at the published price in active markets (NYSE, NASDAQ, or the Chicago Board of Trade).

Level 2. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs other than quoted prices that are observable for the asset or liability.  Common and collective trust funds representing Level 2 assets are valued at the NAV of shares held by the Plan at year end.  Some of these investment funds impose a redemption fee if participant accounts are moved in and out within a defined time period.  However, there are no other restrictions on the redemption of these common collective trust funds at NAV.

Level 3. Valuation inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  At June 30, 2011 and June 30, 2010, none of the Plan assets were considered Level 3 investments.

The calculations described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  Below are the Plan’s financial instruments carried at fair value on a recurring basis as of June 30.

June 30, 2011	Level 1	Level 2	Total

Investments in common and collective trust funds	$0	$893,561	$893,561

Mutual funds
International funds	308,756	0	308,756
Growth funds	1,337,330	0	1,337,330
Target date funds	1,772,445	0	1,772,445
Index funds	181,884	0	181,884

Common stock - RadioShack Corporation	800,131	0	800,131

Total investments	$4,400,546	$893,561	$5,294,107

June 30, 2010	Level 1	Level 2	Total

Investments in common and collective trust funds	$0	$864,589	$864,589

Mutual funds
International funds	249,907	0	249,907
Growth funds	945,131	0	945,131
Target date funds	1,370,237	0	1,370,237
Index funds	136,111	0	136,111

Common stock - RadioShack Corporation	1,115,757	0	1,115,757

Total investments	$3,817,143	$864,589	$4,681,732

Concentration, Market and Credit Risk
The Plan provides investment alternatives in a variety of stock, registered investment companies, and other investment securities.  Investments are exposed to various risks, such as interest rate, market, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies.  This investment involves special risks not typically associated with investments in the securities of US companies.  Those risks include currency fluctuation, less reliable information about the issuers of securities, and possibly adverse political and economic developments.

At June 30, 2011 and June 30, 2010, approximately 15% and 24%, respectively, of the investments of the Plan consisted of securities of its sponsor, RadioShack Corporation.  As of December 7, 2011, the Company’s stock price closed at $11.34.  At June 30, 2011 and June 30, 2010, the Company’s stock price closed at $13.31 and $19.51, respectively.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Notes Receivable from Participants
Notes receivable for participant loans are recorded at the unpaid principal balance.

Administrative Expenses
Any administrative expenses of the Plan paid directly to Wells Fargo or Banco Popular by the Company are not a component of the changes in net assets available for Plan benefits.  Administrative expenses paid by participants are summarized in the accompanying statements of changes in net assets available for benefits, and include loan origination, investment trading, and withdrawal processing fees.

New Accounting Standards
In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (ASC 962): Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”).  The Plan early adopted the new guidance for the period ended June 30, 2010 and classified participant loans as notes receivable rather than as investments.  This classification is preferable since participant loans are essentially borrowings against vested benefit balances.  The consensus also exempted participant loans from fair value and credit quality disclosure requirements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements.  This requires additional disclosure of transfers between levels one and two of the fair value hierarchy and expanded disclosures of assets measured under level three of the hierarchy.  It also clarifies existing disclosure requirements on levels of disaggregation and disclosures about input and valuation techniques.  ASU 2010-06 is effective for periods beginning after December 15, 2009 in regards to the level one and two disclosures while the level three disclosures are effective for periods after December 15, 2010.  The adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements.

3.	Plan Investments
The following table presents the individual investments that exceeded 5% or more of the Plan’s net assets at June 30, 2011 and June 30, 2010, respectively.

	June 30, 2011		June 30, 2010
	Shares/Units	Fair Value	Shares/Units	Fair Value

RadioShack Corporation Common Stock	60,115	$800,131	57,189		$1,115,757
Harbor Capital Appreciation Fund	16,115	$641,695	14,865		$437,924
T. Rowe Price Retirement 2030 Fund	28,764	$523,503	27,698		$396,357
WFA Heritage Money Market Fund	40,451	$495,118	36,970		$450,916
PIMCO Total Return Fund	20,561	$387,229	*	$		*
Harbor International Fund	4,758	$308,756	5,161		$249,907
T. Rowe Price Retirement 2035 Fund	21,759	$280,688	*	$		*
Western Asset Core Bond Portfolio	0	$0	20,161		$284,333

*Represented less than 5% of the Plan’s net assets

During the Plan year ended June 30, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $468,998 as follows:

Common stock	$(373,568)
Investments in common and collective trust funds	29,182
Mutual funds	813,384
$468,998

4.	Tax Status of the Plan
The Plan has received a determination letter from the Commonwealth of Puerto Rico Department of the Treasury dated August 19, 2010.  The Plan became effective on November 1, 2009, and was amended and restated effective July 1, 2010.  The Administrative Committee believes the Plan is currently operating in compliance with the applicable requirements of the Code.  Accordingly, employee contributions, employer contributions, and investment earnings of the Plan are not taxable to participants until distributed.

5.	Related Party Transactions
The Plan makes loans to Plan participants and therefore these transactions qualify as party-in-interest.  In addition, the Plan invests in the common stock of the Company.  At June 30, 2011 and June 30, 2010, the Plan held 60,115 and 57,189 shares of common stock of the Company, respectively.  This represented less than .06% of the outstanding shares of the Company’s common stock on both dates.

Schedule 1

RADIOSHACK PUERTO RICO 1165(e) PLAN
Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year)
June 30, 2011
PN 050	EIN 75-1047710

(a)	(b)		(c)	(d)
	Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity date	Current value
*	Participant loans		Interest rates ranging from 4.25% to 9.25% with various due dates	$745,588
*	RadioShack Corporation	**	Common stock 60,115 shares	800,131
	Harbor International Fund	**	Registered investment company	308,756
	Columbia Small Cap Value Fund II	**	Registered investment company	103,472
	American Beacon Large Cap Value Fund	**	Registered investment company	140,981
	Morgan Stanley Small Company Growth Portfolio	**	Registered investment company	229,099
	T. Rowe Price Retirement Income Fund	**	Registered investment company	35,659
	T. Rowe Price Retirement 2010 Fund	**	Registered investment company	36,039
	T. Rowe Price Retirement 2015 Fund	**	Registered investment company	30,869
	T. Rowe Price Retirement 2020 Fund	**	Registered investment company	250,399
	T. Rowe Price Retirement 2025 Fund	**	Registered investment company	219,191
	T. Rowe Price Retirement 2030 Fund	**	Registered investment company	523,503
	T. Rowe Price Retirement 2035 Fund	**	Registered investment company	280,688
	T. Rowe Price Retirement 2040 Fund	**	Registered investment company	214,068
	T. Rowe Price Retirement 2045 Fund	**	Registered investment company	154,279
	T. Rowe Price Retirement 2050 Fund	**	Registered investment company	26,925
	T. Rowe Price Retirement 2055 Fund	**	Registered investment company	825
	Royce Total Return Fund	**	Registered investment company	100,456
	Victory Institutional Diversified Stock Fund	**	Registered investment company	122,090
	Harbor Capital Appreciation Fund	**	Registered investment company	641,232
*	Vanguard Institutional Index Fund	**	Registered investment company	181,884
	PIMCO Total Return Fund	**	Common and collective trust fund	387,229
*	WFA Heritage Money Market Fund	**	Common and collective trust fund	495,118
	Dreyfus Treasury Prime Cash Mgmt	**	Common and collective trust fund	11,214
				$6,039,695

	* Denotes a party-in-interest to the Plan as defined by ERISA. ** Cost not required for participant directed investment.

Signatures
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadioShack Puerto Rico 1165(e) Plan

By:                                   /s/ Mark Barfield
Mark Barfield
Vice President – Treasurer

Date:  December 12, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

23                             Consent of Independent Registered Public Accounting Firm – Whitley Penn LLP